August 1, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bionano Genomics, Inc.
Registration Statement on Form S-1
File No. 333-225970

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Roth Capital Partners, LLC, as representative of the underwriters (the “Representative”), hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:30 PM, Eastern Time, on August 2, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective. In addition, this request supersedes in its entirety the Representative’s prior request for acceleration submitted to the Commission on July 27, 2018.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 31, 2018;

(ii)	Dates of distribution: July 31, 2018 through the date hereof;

(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 21; and

(iv)	Number of prospectuses so distributed: electronic 448, print 0.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz

Name:	Aaron M. Gurewitz

Title:	Head of Equity Capital Markets